[Translation]

To Whom It May Concern:

                                                                   June 25, 2007

                          Company Name:   TOYOTA MOTOR CORPORATION
                          Name and Title of Representative:
                                          Katsuaki Watanabe, President
                          (Code Number:   7203
                                          Securities exchanges throughout Japan)
                          Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number:   0565-28-2121)

   Views and Policies on Reducing the Number of Shares per Unit of Investment

Toyota Motor Corporation ("TMC") is aware that reducing the number of shares per investment unit is an effective method to increase the liquidity of TMC shares and expand the base of TMC investors. Based on this understanding, TMC reduced the number of shares per unit from 1,000 shares to 100 shares on August 1, 2000.

TMC will continuously consider setting an appropriate unit of investment, taking into consideration, among other things, TMC's share price, turnover, the number of shareholders and the needs of investors.